Mail Stop 6010

August 18, 2005



Jeffrey R. Mistarz
Chief Financial Officer
Electric City Corp.
1280 Landmeier Road
Elk Grove Village, Illinois 60007

Re:	Electric City Corp.
      Amendment No. 2 to Registration Statement on Form S-3
      Filed August 1, 2005
      File No. 333-123437
      Amendment No. 2 to Form 10-K For the Period Ended December
31,
2004
      File No. 001-16265

Dear Mr. Mistarz:

      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form S-3

General

1. Please file as correspondence your letters dated June 14 and August 1, 2005 in response to our comment letter dated May 9, 2005.

Selling Stockholders -Page I-18

2. We not your response to prior comment 6. If a selling shareholder is a broker-dealer, that selling shareholder must be identified as an underwriter in the prospectus unless it received the securities being registered as compensation for underwriting activities. If such is the case, please revise your disclosure to the contrary in footnote
(5) to clarify.

Form 10-K for the Year Ended December 31, 2004

Financial Statements and Supplemental Data - Page F-1

Note 2 - Basis of Presentation - Page F-8

3. Please refer to prior comment 32. We note your response that "a majority of our commercial sales of Energy Saver units are made on an installed basis." Accordingly, it appears that EITF 00-21 may be applicable to your installation obligation related to your product sales. Please tell us how you considered the applicability of multiple-element revenue accounting as outlined in that guidance. Unless you can show us that multiple-element accounting is not applicable, that response should also show us that your application of the EITF is appropriate. We may have further comment on revenue policy disclosure upon review of your response.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Condensed Consolidated Statement of Operations, Page 3

4. We noted on page 23 of Management`s Discussion and Analysis that a significant portion of your revenue for the year was attributable to a short term utility consulting engagement. Please revise future filings to disclose revenues from the sale of products, services, and other products if revenues from any individual referenced component are more than 10 percent of the total revenue for the year. Related cost and expenses should be combined and grouped separately. Refer to
Rule 5-03 (b) of Regulation S-X.





Note 3 - Revenue Recognition, Page 9

5. Please refer to prior comment 33. Please revise future filings to specifically include the revenue recognition policy for this arrangement with Xcel Energy. Additionally your Management`s Discussion and Analysis in future filings should include discussion of this policy and its impact on delaying revenue recognition on the previously delivered units.

Note 9 - Line of Credit, Page 14

6. We see that on February 28, 2005, you amended your revolving credit facility with Laurus Master Fund which allowed you to borrow an amount in excess of the supportable borrowing base and reduced the fixed conversion price. Please tell us and revise future filings to disclose how you accounted for the significant terms of the credit agreement and the amendment thereto. Your response should reference the appropriate GAAP which supports yours conclusions. Additionally, please tell us how EITF 98-5 and EITF 00-27 impact your accounting requirements for the conversion terms associated with the agreement.
We may have further comments after reviewing your response.

Note 12 - Equity Issuances, Page 17

7. We note in item (d) that you issued warrants in connection with the common stock issuance. You disclosed that that if you fail to register the shares underlying the transaction, you will have to pay certain damages. Please tell us how your classification and accounting for the warrants and the associated registration rights complies with GAAP. Your response should reference the appropriate
GAAP which supports yours conclusions.  Please tell us how SFAS
129,
EITF 00-19 and EITF 05-04 impact your accounting and disclosure requirements for the common stock and warrants. Revise future filings to disclose how account for and classify the warrants and the associated registration rights. We may have further comments after reviewing your response.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Kuhar at (202) 551-3662, or Jay Webb at
(202) 551-3603, if you have questions regarding our comments on the financial statements and related matters. Please contact Donald C.
Hunt at (202) 551-3647 or me at (202) 551-3800 with questions regarding our comments on any other part of your filing.

      Sincerely,



	Peggy Fisher
	Assistant Director


cc (via fax):	Andrew H. Connor - Schwartz Cooper Greenberger &
Krauss, Chtd.
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Jeffrey R. Mistarz
Electric City Corp.
August 18, 2005
Page 1